

Mail Stop 3561

November 16, 2017

Via E-mail
Elaine M. Sanders
Chief Financial Officer
Trilogy Metals Inc.
Suite 1150, 609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G5

> **Re:** **Trilogy Metals Inc.**
> **Amended Registration Statement on Form S-3**
> **Filed November 13, 2017**
> **File No. 333-220484**

Dear Ms. Sanders:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Description of Share Purchase Contracts, page 44

1. We note your response to comment 2. It is not clear how you concluded that the purchase contracts should be properly excluded from the definition of security-based swap under Section 2(a)(17) of the Securities Act 1933 and Section 3(a)(68) of the Securities Exchange Act of 1934, as the definition of purchase contracts as described in the offering appears sufficiently broad as to include security-based swaps. In this regard, we note the statement that the "Share Purchase Contracts also may require us to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis." Based on this statement, it appears the purchase contracts could include transactions that are not excluded under

Section 1a(47)(B) of the Commodity Exchange Act and fall within the definition of a security-based swap. Please provide an expanded legal analysis that addresses clearly how the purchase contracts as described do not include security-based swaps.

Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

Assistant Director
John Reynolds
Office of Beverages, Apparel,
and Mining

cc: Kimberley R. Anderson, Esq.
        Dorsey & Whitney LLP